KONARED CORPORATION
1101 Via Callejon #200
San Clemente, CA, 92673-4230

May 11, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mr. John Reynolds
Assistant Director, Office of Beverages, Apparel, and Mining

Re:	KonaRed Corporation (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed July 6, 2015
File No. 333-205496

Ladies and Gentlemen:

Thank you for your phone call on May 10, 2016 with our CFO John Dawe and Corporate Counsel Craig Rollins of Clark Wilson LLP.

The Company's responses below are numbered to correspond with the comments as described in the call.

1.           Page 2, Number of Shares Being Offered, paragraph two:

This paragraph has been amended as follows to include a description of the total number of shares which the Company has issued to Lincoln Park since inception of the Equity Line:

Paragraph two - Prior Wording:
As of May 5, 2016, there were 123,749,776 shares of our common stock outstanding, of which 96,079,665 shares were held by non-affiliates, including the 4,333,334 shares that we have already issued to Lincoln Park under the 2015 Purchase Agreement and 1,666,667 shares of common stock issued to Peat Financial under the PF Agreement. Although the 2015 Purchase Agreement provides that we may sell up to $10,250,000 of our common stock to Lincoln Park, only 20,000,000 shares of our common stock that may be issued and sold to Lincoln Park under the 2015 Purchase Agreement are being offered under this prospectus, which represents (i) 1,666,667 shares that we sold to Lincoln Park in the Initial Purchase, (ii) 2,666,667 Initial Commitment Shares that we issued to Lincoln Park as a commitment fee, (iii) an additional 15,000,000 shares which may be issued to Lincoln Park in the future under the 2015 Purchase Agreement, and (iv) 666,666 Additional Commitment Shares that we are required to issue proportionally in the future, as an additional commitment fee, if and when we sell shares to Lincoln Park under the 2015 Purchase Agreement. The 21,666,667 shares registered in this prospectus (inclusive of the shares already issued to Lincoln Park and Peat Financial) represent approximately 24% of the total number of shares of our common stock outstanding and approximately 30% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. If we elect to issue and sell more than the 20,000,000 shares offered under this prospectus to Lincoln Park, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the 2015 Purchase Agreement.

Paragraph two - New Wording (underlining and bolding added for reference):
As of May 5, 2016, there were 123,749,776 shares of our common stock outstanding, of which 96,079,665 shares were held by non-affiliates, including the 13,709,189 shares that we have already issued to Lincoln Park under the 2015 Purchase Agreement and 1,666,667 shares of common stock issued to Peat Financial under the PF Agreement. Although the 2015 Purchase Agreement provides that we may sell up to $10,250,000 of our common stock to Lincoln Park, only 20,000,000 shares of our common stock that may be issued and sold to Lincoln Park under the 2015 Purchase Agreement were offered in our original prospectus. Of this amount, 1,350,000 Additional Shares and 607,476 Additional Commitment Shares remain and are being offered under this amended prospectus. The 20,000,000 shares originally represented: (i) 1,666,667 shares that we sold to Lincoln Park in the Initial Purchase, (ii) 2,666,667 Initial Commitment Shares that we issued to Lincoln Park as a commitment fee, (iii) an additional 15,000,000 shares which could be issued to Lincoln Park under the 2015 Purchase Agreement, and (iv) 666,666 Additional Commitment Shares that we would be required to issue proportionally in the future, as an additional commitment fee, if and when we sold shares to Lincoln Park under the 2015 Purchase Agreement. These 21,666,667 shares which were registered in the original prospectus (inclusive of the shares already issued to Lincoln Park and Peat Financial) represented approximately 24% of the total number of shares of our common stock outstanding and approximately 30% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. If we elect to issue and sell more than the originally registered 20,000,000 shares, of which there are 1,350,000 remaining unsold Additional Shares and 607,476 remaining unissued Additional Commitment shares offered under this amended prospectus to Lincoln Park, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the 2015 Purchase Agreement.

Additionally, to correct the Post-Effective Amendment ('PEA') share data to include the last equity line sale executed prior to filing of the PEA and subsequent to the drafting of the PEA:

(a) on page 4 in the 'Securities Offered' table, we have amended the reference "(of which 1,500,000 Additional Shares and 607,966 Additional Commitment Shares remain)", to now read "(of which 1,350,000 Additional Shares and 607,476 Additional Commitment Shares remain)". Additionally  within the table, "Common stock outstanding after this offering (1)...125,249,776" is changed to "Common stock outstanding after this offering (1)...125,099,776", and footnote (1) to the table on page 4 is changed from "1,500,000 shares" to "1,350,000 Additional Shares";

(b) on page 12, the reference in sentence nine of the last paragraph has been changed from: "...13,500,000 shares have been sold and if we were to sell the remaining 1,500,000 remaining shares...we would receive $75,000."; to "...13,650,000 shares have been sold and if we were to sell the remaining 1,350,000 remaining shares...we would receive $67,500.";

(c) in the first and tenth sentences of the third paragraph in the Dilution section on page 13, "...1,500,000 remaining Additional Shares..." is changed to "...1,350,000 remaining Additional Shares..." and "....adjusted shares outstanding of 125,249,776, based on 123,749,776 shares outstanding...plus issuance of the remaining 1,500,000 Additional Shares and remaining 607,466 Additional Commitment Shares...", is changed to "....adjusted shares outstanding of 125,707,252, based on 123,749,776 shares outstanding ....plus issuance of the remaining 1,350,000 Additional Shares and remaining 607,476 Additional Commitment Shares...";
and

(d) the table at the bottom of page 18 is changed to reflect the 'Number of Shares to be Issued' from being 1,500,000 to 1,350,000, and 1.2% is change to 1.1%, the share sale proceeds line items are also changed accordingly, and footnote (1) to that table also now references "...(iv) 1,350,000...plus (v) 607,476...", rather than "...(iv) 1,500,000...plus (v) 607,466...".

2.           Page 14 & 15, Selling Stockholders table, footnote (5):

To provide clarification of: (a) the calculation which produced Lincoln Park's reported shares of 6,063,739 under the 'Shares Beneficially Owned by the Selling Stockholder before the Offering'; and (b) the fully diluted shareholding which might result if Lincoln Park were not subject to any purchase limitations and were to exercise all warrants and convert all debt now outstanding, footnote (5) in the table has been amended as follows:

Footnote 5 - Prior wording:
Based on the following: (i) 1,666,667 Initial Sale Shares issued to Lincoln Park for a total purchase price of $250,000 on June 16, 2015 under the 2015 Purchase Agreement; (ii) 2,666,667 Initial Commitment Shares issued to Lincoln Park as a fee on June 16,2015 for its commitment to purchase additional shares of our common stock under the 2015 Purchase Agreement, all of which shares are covered by the registration statement of which this prospectus forms a part; (iii) warrants to purchase up to 1,136,364 shares of our common stock issued to Lincoln Park on January 27, 2014 under the January Purchase Agreement; (iv) warrants to purchase up to 3,750,000 shares of our common stock issued to Lincoln Park on August 18, 2015; (v) warrants to purchase up to 5,000,000 shares of our common stock issued to Lincoln Park on November 23, 2015; (vi) a convertible note to purchase up to 3,571,429 share of our common stock at a conversion price of $0.07 per share issued to Lincoln Park on August 18, 2015; (vii) a convertible note to purchase up to 6,000,000 shares of our common stock at a conversion price of $0.05 per share issued to Lincoln Park on November 23, 2015; and (viii) 219,614 restricted common shares which have been issued for interest payments on these notes. With respect to the warrants and the convertible notes referred to in the immediately preceding sentence, none of the shares underlying these securities and none of the shares issued for interest payment on the notes are included in this Registration Statements and we may not issue shares of our common stock to Lincoln Park to the extent that Lincoln Park or any of its affiliates would, at any time, beneficially own more than 4.99% of our outstanding common stock. With respect to the 2015 Purchase Agreement, we may not issue shares of our common stock to Lincoln Park to the extent that Lincoln Park or any of its affiliates would, at any time, beneficially own more than 9.99% of our outstanding common stock. Furthermore, although we may at our discretion elect to issue to Lincoln Park up to an aggregate additional amount of $10,000,000 of our common stock under the 2015 Purchase Agreement, in accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned by Lincoln Park all of the shares of our common stock that may be issued in the future under the 2015 Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Lincoln Park’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. See the description under the subheading “The Offering” - “Agreements with Lincoln Park Capital Fund, LLC” for more information about the 2015 Purchase Agreement and the January Purchase Agreement.

Footnote 5 - New wording (underlining and bolding added for reference):
The Shares Beneficially Owned by the Selling Stockholder before the Offering of 6,175,114 shares is based 4.99% of the total issued and outstanding shares of 123,749,776 of the Company on May 5, 2016, which is the maximum level Lincoln Park can own and remain under its contractual ownership limitations stipulated in the convertible note agreements executed with the Company and in the ownership limitations stipulated in the warrants issued by the Company to Lincoln Park. If Lincoln Park was not subject to any ownership limitations, its fully diluted ownership would be 19.4%. This is based on Lincoln Park owning a total of 24,010,741 shares assuming all warrants were exercised and all debt was converted to shares, based on the following: (i) 1,666,667 Initial Sale Shares issued to Lincoln Park for a total purchase price of $250,000 on June 16, 2015 under the 2015 Purchase Agreement; (ii) 2,666,667 Initial Commitment Shares issued to Lincoln Park as a fee on June 16,2015 for its commitment to purchase additional shares of our common stock under the 2015 Purchase Agreement, all of which shares are covered by the registration statement of which this prospectus forms a part; (iii) warrants to purchase up to 1,136,364 shares of our common stock issued to Lincoln Park on January 27, 2014 under the January Purchase Agreement; (iv) warrants to purchase up to 3,750,000 shares of our common stock issued to Lincoln Park on August 18, 2015; (v) warrants to purchase up to 5,000,000 shares of our common stock issued to Lincoln Park on November 23, 2015; (vi) a convertible note to purchase up to 3,571,429 share of our common stock at a conversion price of $0.07 per share issued to Lincoln Park on August 18, 2015; (vii) a convertible note to purchase up to 6,000,000 shares of our common stock at a conversion price of $0.05 per share issued to Lincoln Park on November 23, 2015; and (viii) 219,614 restricted common shares which have been issued for interest payments on these notes. With respect to the warrants and the convertible notes referred to in the immediately preceding sentence, none of the shares underlying these securities and none of the shares issued for interest payment on the notes are included in this Registration Statements and we may not issue shares of our common stock to Lincoln Park to the extent that Lincoln Park or any of its affiliates would, at any time, beneficially own more than 4.99% of our outstanding common stock. With respect to the 2015 Purchase Agreement, we may not issue shares of our common stock to Lincoln Park to the extent that Lincoln Park or any of its affiliates would, at any time, beneficially own more than 9.99% of our outstanding common stock. Furthermore, although we may at our discretion elect to issue to Lincoln Park up to an aggregate additional amount of $10,000,000 of our common stock under the 2015 Purchase Agreement, in accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned by Lincoln Park all of the shares of our common stock that may be issued in the future under the 2015 Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Lincoln Park’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. See the description under the subheading “The Offering” - “Agreements with Lincoln Park Capital Fund, LLC” for more information about the 2015 Purchase Agreement and the January Purchase Agreement.

We look forward to completion of your review of the foregoing. Should you have no further comments, we then plan to immediately file a re-dated PEA including current share price data, where applicable.

Should you have any questions, please do not hesitate to contact our Chief Financial Officer John Dawe, at 604.939.2444; or the Company’s legal counsel: Clark Wilson LLP, Attn: Craig Rollins, at 604.891.7785; or yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director

CC: Mr. Jonathan Burr, Mr. James Lopez